

January 3, 2013

<u>Via E-mail</u>
Alex Robertson
President and Director
Epicure Charcoal, Inc.
6910 Salashan Parkway
Ferndale, WA 98248

      Re: Epicure Charcoal, Inc.
             Registration Statement on Form S-1
             Filed December 10, 2012
             File No. 333-185368

Dear Mr. Robertson:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Given the amount and nature of your current assets and operations, it appears that you may be a shell company. Please note that the definition of a shell company as set forth in Rule 405 of Regulation C under the Securities Act of 1933, does not turn on whether the company is actively pursuing a business plan. Please revise your disclosure throughout the registration statement to state that you are currently a shell company, or otherwise provide us with a detailed legal analysis explaining why you would not qualify as such.

2. Notwithstanding your assertion on page three that you are not a blank check company, disclosures indicate that you are a development stage company with nominal operations consisting of developing a business model, no revenues, no arrangements for additional financing, and no developed products. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the

Securities Act. Please revise the registration statement to comply with Rule 419 or otherwise explain to us why Rule 419 does not apply to this offering.

3. We note your disclosure in the second paragraph of the "Summary Information about Epicure Charcoal, Inc." disclosure on page five. Advise us of all other registration statements of companies for which your sole director and officer may have acted as a promoter or in which he had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your sole director and officer and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

4. There are numerous discrepancies between the pagination in the table of contents and the pagination in the filing. For example, the table of contents indicates that the dilution section is on page 15. The dilution section, however, begins after the legal proceedings section on page 25. Please revise to ensure that the pagination in the table of contents corresponds to the pagination in the filing.

Registration Statement's Facing Page

5. Our EDGAR records indicate that your primary standard industrial classification code number is 2990 rather than 2090. Please revise.

Calculation of Registration Fee, page 2

6. Please note that the cross – reference to the risk factors section should be included on the prospectus cover page. Please relocate this disclosure accordingly. Refer to Item 501(b)(5) of Regulation S-K.

Prospectus Cover Page

7. Please disclose that you are an emerging growth company. In addition, please revise the relevant sections of your prospectus where you discuss your emerging growth company status to describe how and when a company may lose such status. In addition, please consider describing the extent to which any of the exemptions are available to you as a Smaller Reporting Company.

8. Please disclose that this is a self-underwritten, direct primary offering with no minimum purchase requirements. In addition, please identify the length of the offering period. In this regard, we note your "Termination of the offering period" disclosure on page six.

9. Based on "The company does not have an escrow account…" risk factor disclosure on page 10, please disclose here that the proceeds from this offering will not be placed in an escrow or trust account.

10. Please revise your disclosure to include the anticipated net proceeds from the offering on an aggregate basis. You may wish to show this information assuming the sale of 25%, 50%, 75% and 100% of the shares you are offering. Refer to Item 501(b)(3) of Regulation S-K.

11. Disclosure that you and your stockholders have no plans to merge into an operating company appears inconsistent with disclosure in note 3 to the financial statements on page 32 that you will be dependent upon the raising of additional capital to implement your business plan or merge with an operating company. Please reconcile these disclosures.

Summary Information, page 5

12. Please disclose the minimum level of funding required to conduct your business over the next 12 months, and the resulting consequences if you are unable to obtain this level of financing.

We incur costs associated with SEC reporting compliance…, page 8

13. Revise the first sentence to clarify that you will become a reporting company upon effectiveness of the registration statement.

Dilution, page 15

14. Disclosure that your sole director and officer paid $0.01 per share is inconsistent with disclosure in the statements of stockholders' equity (deficit) on page 29 indicating that your sole director and officer paid $0.001 per share. Please revise your disclosures to remove apparent inconsistencies.

15. Assuming the founder's shares were sold at $0.001 per share, recalculate the difference in the share prices between the shares being offered and the founder's shares.

Plan of Distribution, page 16

16. It is not readily apparent what the intended meaning of your disclosure in the last sentence of the first paragraph is. Please revise your disclosure to explain the type of arrangements intended to address the possible effect of the offering on the price of stock, or in the alternative, remove the disclosure.

17. Please expand your disclosure to address the requirements of Regulation M applicable to this offering.

18. Please tell us more about the manner in which the securities will be offered and how the investors will learn about the offering. For instance, will Mr. Robertson solicit the investors through direct mailings and/or through personal contacts? How will he identify those who might have an interest in purchasing shares? Please provide us supplementally with copies of any materials that Mr. Robertson intends to use in this regard.

Description of Securities to Be Registered, page 17

Common stock, page 17

19. You refer the reader to the statutes of the state of Nevada, among other things, for a complete description of the rights and liabilities of your stockholders. You may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act. Please revise your disclosure accordingly.

20. We note that the disclosure in Note 5 – Capital Stock on page 32, stating that no preferred or common shares have been authorized or issued, is inconsistent with your disclosure here, as well as your balance sheet disclosure on page 27 indicating that 5,000,000 shares of common stock are issued and outstanding. Please reconcile these disclosures.

Description of Business, page 18

General

21. Please provide a brief description of the location and general character of your physical properties. See Item 102 of Regulation S-K.

Business Development, page 18

22. Disclosure indicates that you intend to enter into a business relationship with JODWA Trading. Briefly disclose the corporate history and the nature of business conducted by JODWA Trading, the current status of your business negotiations/arrangements with this entity, and the anticipated terms of the trade agreement, if known. To the extent that JODWA Trading is an affiliated or related party, please provide requisite disclosure in the "Certain Relationships and Related Transactions" section of the filing.

23. Please revise your disclosure to explain what SGS services is and the type of testing conducted by it. To the extent that your product is required to be certified, please provide requisite disclosure in the filing regarding such certification requirements, identifying also the regulatory body overseeing compliance with these requirements.

Product Description, page 19

24. Please remove all references to third-party websites throughout your disclosures. Please see our Use of Electronic Media, Interpretive Release No. 33–7856, April 28, 2000 for guidance regarding the use of hyperlinks in your prospectus.

25. To the extent possible, please provide a brief overview of your product's manufacturing process and discuss the main differences with the briquette charcoal method.

Pricing, page 19

26. Disclose how your suggested retail pricing compares to that of competing products currently available on the market, while also discussing the economics of the manufacturing-related costs of your "premium priced charcoal." In addition, please explain how the transportation and storage costs will impact the pricing of your products and your ability to sell them profitably.

Plan of Operation, page 20

27. Please consider presenting a comprehensive tabular disclosure of your needed capital by identifying the significant steps or milestones that will need to be completed prior to the launch of your business during the next 12 months and the projected timeline for achieving each step.

28. Disclosure that you intend to have eight 40 feet containers in a storage facility in Blaine, Washington appears inconsistent with disclosure on page 18 that you intend to store the first containers of charcoal in Bellingham, Washington. Please reconcile these disclosures.

The Market Opportunity, page 21

29. Please provide the basis for management's belief that the trend of increased shipping and increased price of Lump Charcoal will continue. Further revise your disclosure to (i) indicate the source of the tabular disclosure on page 22, and (ii) remove the subjective language in the last paragraph stating that "there is a bright future for the natural Lump Charcoal Industry."

Competitive Advantages, page 23

30. Revise the second paragraph to identify the low cost supplier from Namibia. Further, if you have entered into an agreement with the supplier, advise what consideration you have given to filing the agreement as an exhibit to the registration statement.

Regulatory Matters, page 23

31. With a view towards disclosure, please explain the basis for your statement that you do not "envisage any new regulations or expenses concerning imports from Namibia…" Since you intend to sell your brand of charcoal products for catering and restaurant grilling purposes in addition to recreational usage, please address in your disclosure any applicable regulatory matters for those usages.

Financial Statements, page 26

32. Please include the audit report for your financial statements from Kenne Ruan, CPA, P.C. dated October 20, 2012, which is referenced in the consent from Kenne Ruan, CPA, P.C. filed as exhibit 23.1 to the registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Liquidity and Capital Resources, page 33

33. Please revise your disclosure to provide a discussion of your operating cash requirements for the next twelve months, and the minimum amount of offering proceeds required to implement your business plan. If true, please disclose that you currently have no other plans, arrangements or commitments to raise any funds.

Directors, Executive Officers, Promoter and Control Persons, page 34

34. Please ensure to identify in the "Position" column of your tabular disclosure all of the offices held by Mr. Robertson.

Certain Relationships and Related Transactions, page 38

35. To the extent Mr. Robertson may be considered a control person or a promoter of the company, please expand your disclosure to the extent necessary to comply with all material requirements of Items 404(c) and (d) of Regulation S-K.

36. Disclosure that the offer and sale was made under the exemption afforded by Regulation S appears inconsistent with disclosure under recent sales of unregistered securities on page 40 that the offer and sale was made under the exemption afforded by Section 4(2) of the Securities Act. Please reconcile the disclosures.

Exhibit 5.1

37. Since the securities covered by the registration statement have not yet been issued, please have counsel revise its opinion to state that the Registered Shares "will be" when sold legally issued, fully paid and non-assessable. Refer to Section II.B.1.a of Staff Legal Bulletin No.19 (CF) dated October 14, 2011.

38. Counsel must consent also to being named in the registration statement. Please have counsel revise its opinion accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Al Pavot, Senior Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Andrew Befumo, Esq.